11/18/14

[redacted]

SE 14041668 SSION

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 S. JONES BLVD., STE. 130
(No. and Street)

LAS VEGAS (City) NV (State) 89146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. JIROVEC (702) 220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUCAS, HORSFALL, MURPHY AND PINDROH, LLP
(Name – *if individual, state last, first, middle name*)

100 EAST CORSON ST., STE. 200 (Address) PASADENA (City) CA (State) 91103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/18/14

OATH OR AFFIRMATION

I, Robert J. Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada, County of Clark
Signed and sworn to (or affirmed)
before me on 2/17/14 by Robert J. Jirovec.

Notary Public

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
KAYLA M. SHIPLER
No: 13-10850-1
My Appointment Expires May 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJK Securities, Inc.

Financial Statements

December 31, 2013

(with Independent Auditors' Report Thereon)

CJK Securities, Inc.

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

Report on the Financial Statements

We have audited the accompanying financial statements of CJK Securities, Inc. (an Arizona Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (Continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Schedules I - II on pages 10 - 11 are presented for purposes of additional analysis and are not a required part of the financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I - II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I - II is fairly stated in all material respects in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 22, 2014

CJK Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

ASSETS		
Cash	$	14,295
Receivable from stockholder		11,974
TOTAL ASSETS	$	26,269

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, 1,000,000 shares authorized, 1,175 shares issued and outstanding	$	118
Additional paid-in capital		104,556
Retained deficit		(78,405)
TOTAL STOCKHOLDERS' EQUITY		26,269
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	26,269

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

CJK Securities, Inc.
STATEMENT OF LOSS
For Year Ended December 31, 2013

Revenue		
Consulting fees	$	151,940
Other income		9,600
Total revenue		161,540
General and Administrative Expenses		
Commissions		104,470
FINRA and other regulatory fees		20,393
Legal and professional fees		9,289
Office expenses		8,083
Rent		6,900
Office supplies and other		4,328
Telephone and internet		4,130
Travel and entertainment		3,848
Marketing		895
Payroll taxes and processing fee		595
Total expenses		162,931
Net loss	$	(1,391)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

CJK Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Issued Shares of Common Stock	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2012	1,399	$ 140	$ 104,733	$ (77,014)
Redemption of Common Stock	(224)	(22)	(177)	-
Net loss	-	-	-	(1,391)
Balance, December 31, 2013	1,175	$ 118	$ 104,556	$ (78,405)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

CJK Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss from operations	$	(1,391)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net Cash Used in Operating Activities		(1,391)
CASH FLOW FROM INVESTING ACTIVITIES		
Advances on receivable from stockholder, net		(11,974)
Net Cash Used in Investing Activities		(11,974)
CASH FLOW FROM FINANCING ACTIVITIES		
Common stock redemption		(199)
Net Cash Flows Provided by Financing Activities		(199)
NET DECREASE IN CASH		(13,564)
CASH, BEGINNING OF YEAR		27,859
CASH, END OF YEAR	$	14,295

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CJK Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company was incorporated on February 19, 2004, and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects for privately held companies. The Company's policy is to limit its capital formation activities to private placements solely with institutional and "accredited" investors as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Cash

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains cash at a financial institution which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account, nor does it hold customers' securities.

Revenue Recognition

The Company has two sources of revenue: non-refundable commitment fees and success fees on closed transactions. It recognizes revenue on the non-refundable commitment fees when they are billed in accordance with the engagement letter with the client. Revenue from success fees are recognized when the transaction closes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2013, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10. In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2013, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2011.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through January 22, 2014, the date which the financial statements were available to be issued and has confirmed that there have been no subsequent events requiring disclosure.

2. RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

3. RELATED PARTY RECEIVABLE

The receivable from stockholder balance as of December 31, 2013 represents expenses advanced to the Company's President and majority shareholder. The advances bear no interest and are due on demand. It is the intention of the President and majority shareholder to repay the advances within the next year.

4. LEASE COMMITMENTS

The Company operates from 225 square feet of leased space in Las Vegas, Nevada. The space is occupied on a month-by-month basis at a monthly cost of $575. Lease expense for the year ended December 31, 2013, totaled $6,900. There are no future commitments as the lease is on a month-to-month basis.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. This requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had the following net capital:

Net capital	$ 14,295
Excess net capital	$ 9,295
Aggregate indebtedness ratio	-

CJK Securities, Inc.
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Act of 1934
December 31, 2013

Net Capital		
Total Stockholders' equity from the statement of financial condition	$	26,269
Less unallowable assets		11,974
Net Capital	$	14,295
Computation of Net Capital Requirements		
Minimum net capital required	$	5,000
Excess net capital over minimum required	$	9,295
Excess net capital over 120% of minimum required	$	8,295
Aggregate Indebtedness		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital	$	-

There are no differences between Net Capital and Aggregate Indebtedness calculated above and the originally filed part II of Form X-17A-5.

See Independent Auditors' Report

CJK Securities, Inc.
Supplemental Schedule II
Claim of exemption from Rule 15c3-3 of the SEC
December 31, 2013

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of CJK Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 East Corson Street, Suite 200, Pasadena, CA 91103-3841, Telephone 626.744.5100, Facsimile 626.744.5110
MSI Global Alliance of Independent Legal & Accounting Firms
http://www.lhmp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Lack of Segregation of Duties

CJK Securities, Inc. has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena California
January 22, 2014